

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2010

By U.S. Mail and facsimile: (203) 294-8338

James C. Smith
Chairman, Chief Executive Officer and President
Webster Financial Corporation
145 Bank Street
Waterbury, CT 06702

> **Re: Webster Financial Corporation**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Form 10-Q for the quarter ended March 31, 2010**
> **File Number 001-31486**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009
General

1.   Please provide us and correct all of your future Exchange Act filings to include a working address and telephone number for your principal executive offices.

Item 5. Market for Registrant's Common Equity, Relate Stockholder Matters and Issuer Purchases of Equity Securities

2.   In future filings please provide the information required by Item 201(d) of Regulation S-K under Item 12 rather than Item 5. Please see Regulation S-K Compliance and Disclosure Interpretation 106.01 for additional information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Loans, page 52

3.   We note that your approximately 46% of your loan portfolio consisted of commercial and commercial real estate loans at December 31, 2009. Given the relatively high level of credit risk typically associated with these types of lending products, please tell us and consider revising future filings to disclose the following information to the extent that you have a significant amount of construction loans with interest reserves:

-   The amount of interest reserves recognized during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing;

-   Your policy for recognizing interest income on these loans;

-   How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest;

-   Whether you have extended, renewed or restructured terms of the related loans and the reasons for the changes;

-   Your underwriting process for these loans and any specific differences as compared to loans without interest reserves; and

-   Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.

4.   Please tell us and consider revising your future filings to disclose whether you have performed any commercial real estate or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with and revise your future filings to disclose the following:

-   Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

-   Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

-   Discuss the general terms of the new loans and how the A note and B note differ; particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

- Clarify whether the B note is immediately charged-off upon restructuring.

- Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your non-accrual evaluation and how you consider the borrower's payment performance prior to the modification.

- Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

5. Please tell us, and consider revising future filings to disclose, whether you have noticed an increase in any loan categories such as commercial loans or any other applicable loans, such as construction loans, that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, please provide us with the following information and consider enhancing your disclosure in future filings accordingly:

- The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

- To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

- In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

- How you evaluate the guarantor's reputation and willingness to work with you and how this translates into your determination of the ultimate provision or charge-off recorded;

- How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee;

- Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees; and

- When the impaired loan is carried at a value that is in excess of the appraised value due to the guarantee from the borrower, address in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

<u>Troubled Debt Restructures, page 57</u>

6.   We note your disclosure surrounding your residential mortgage assistance program and other troubled debt restructurings. Please provide us with the following as it relates to your loan modifications:

- Explain how different types of loans are renegotiated (residential, consumer and commercial), including a description of the significant terms modified;

- Compare and contrast the circumstances under which you would consider the modifications to be temporary or permanent in nature and whether these would be classified as troubled debt restructurings;

- Explain whether any loan would revert back to its original terms during a temporary modification period if consecutive late payments are made or if other terms of the modified agreement are violated. To further enhance our understanding of this process, please provide an example with an accompanying timeline explaining what triggering events would lead to such a change in status (classification) and discuss how these events would impact the accounting for the loan, including the specific loan pools used for establishing the allowance, as well as the classification and presentation in your Industry Guide III data; and

- Describe whether these loans are included in your ASC 450-20 (SFAS 5) or ASC 310-10 (SFAS 114) impairment analysis. If changes in terms, payments or classification impact either of these analyses, please explain how and when these calculations would be impacted.

7.   As a related matter, please revise your future filings to include the following information for your loan modification programs:

- To the extent you have several different types of programs offered to your customers (e.g., temporary reduction in monthly payment, extending fixed payment periods on adjustable loans, extending mortgages beyond the current length, adjusting interest rates, etc.), include tabular disclosure of the amount of gross loans included in each of your loan modification programs, detailed by loan category (e.g., residential, consumer and commercial) and performing versus nonperforming status;

- Provide an enhanced narrative discussion addressing success with the different types of concessions offered; and

- Quantify the metrics used to evaluate success under the modification programs. For example, disclose the average re-default rates and balance reduction trends for each major program and discuss how you consider these success metrics in your determination of the allowance for loan losses.

Please provide us with your proposed disclosures as if presented in your March 31, 2010 Form 10-Q.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 5: Loans, net
Impaired loans, page 104

8.   We note your disclosures on pages 88 and 105 describing your methodology for measuring loans for impairment and that you had approximately $155.5 million of impaired loans with a specific valuation allowance of $37.0 million and $282.7 million in impaired loans without specific valuation allowances at June 30, 2009. As it relates to these loans, please tell us and revise your future filings, to include the following enhanced disclosures:

- The amount of loans measured using each of the two methodologies disclosed (i.e., present value of expected cash flows and, for collateral dependent loans, the fair value of the collateral);

- As it relates to collateral dependent loans, a comprehensive discussion of the methods used to estimate the fair value, including an in-depth discussion of the appraisal process, how often you obtain updated appraisals for your collateral and in the event you use automated valuation methodologies, procedures you perform to validate the results of these valuation methodologies in the event they are not based on current appraisal data;

- The approximate amount or percentage of impaired loans for which the Company relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;

- The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

- In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

- How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

- In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

- For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

  In the event these policies vary by loan type, please consider providing disaggregated disclosures to explain your policy for measuring impairment. In addition, please provide similarly enhanced disclosure in your fair value footnote as it relates to these assets that are measured at fair value on a nonrecurring basis.

9. As a related matter, we were unable to locate disclosure in your March 31, 2010 Form 10-Q quantifying the amount of specific reserve associated with your impaired loans. Please tell us the amount of the specific reserve at March 31, 2010 and revise future filings to disclose as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10-35 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses. Refer to ASC 310-10-50-15.

Note 7: Goodwill and Other Intangible Assets, page 108

10. We note your disclosure surrounding your goodwill impairment analysis, including your determination that the estimated fair value of your Retail Banking and HSA Bank reporting units exceeded their corresponding book values indicating no impairment at December 31, 2009. In the interest of providing readers with better insight into management's judgments in accounting for goodwill and to provide information for investors to assess the probability of a future material impairment charge, for each reporting unit that is at risk of failing step one please tell us, and consider disclosing the following in all future filings beginning with your June 30, 2010 Form 10-Q:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;

- A discussion of the degree of uncertainty associated with the key assumptions, providing specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- A description of potential events and / or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

<u>Item 11. Executive Compensation</u>
<u>Performance Shares, page 22</u>

11.   We note your disclosure that the granting of performance shares are tied to your total shareholder return versus the companies in the KBW Regional Banking Index ("KRX") and that no performance shares were granted to named executive officers in 2009. Please provide us with proposed revised disclosure that states the trigger values and actual results for that target (total shareholder return versus the companies in the KRX).

To the extent you believe that disclosure of these performance objectives is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance measures and the competitive harm that is likely to result from disclosure. Refer to item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

<u>Risk Assessment Report, page 9</u>

12.   We note your disclosure as it relates to the required disclosure for companies that are TARP recipients. We note that you have not included any disclosure that specifically addresses the language of Item 402(s) of Regulation S-K. Please advise us of the basis of your conclusion that disclosure in accordance with Item 402(s) is not necessary and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen at (202) 551-3697 or John Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc: Webster Bank
P.O. Box 10305
Waterbury, CT 06726